July 15, 2008

Tom Kluck

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549

Re:	Wachovia Preferred Funding Corp.
Form 10-K for the period ended December 31, 2007
File No. 1-31557

Dear Mr. Kluck:

Wachovia Preferred Funding Corp. (“WPFC”) is in receipt of the letter from the staff of the Securities and Exchange Commission, dated July 7, 2008, regarding the above-referenced annual report. Enclosed herewith is WPFC’s response to the Commission’s comments. For your convenience, WPFC restated the staff’s comments and keyed its responses accordingly.

Form 10-K for the Period Ended December 31, 2007

Proxy Statement (Incorporated by Reference into Form 10-K)

1.	In future filings, please include Item 401 disclosure with respect to your executive officers. We note your disclosure on page 4 regarding the background and experience of your directors. Please provide similar information for your executive officers.

WPFC Response:

In future filings, WPFC will include Item 401 disclosure with respect to WPFC’s executive officers.

2.	We note your disclosure regarding transactions with related parties on page 32. In future filings, please include the required disclosure under Item 404 of Regulation S-K.

WPFC Response:

In future filings, to the extent applicable, WPFC will include the required disclosure under Item 404 of Regulation S-K.

*            *            *

WPFC acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the SEC staff should have any questions regarding this letter or the attached responses, please do not hesitate to contact me at (704) 383-3021.

Very truly yours,

/s/ Peter M. Carlson
Peter M. Carlson
Executive Vice President and
Principal Accounting Officer

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